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| OMB APPROVAL | |
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| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 1A PART III

| SEC FILE NUMBER |
|---|
| 8-24054 |

## FACING PAGE

### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/16 (MM/DD/YY) AND ENDING 6/30/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sellkirk Investments Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fruci Associates II PLLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 24 2017
DIVISION OF TRADING & MARKETS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



SELKIRK INVESTMENTS, INC.
222 N. Wall St. • Suite 402 • Spokane, WA 99201-0831
509-777-2900 • 800-422-8444 • fax 509-623-1709
MEMBER FINRA & SIPC

9/13/17

Securities & Exchange Commission
Divison of Trading & Markets
100 F Street, NE
Mail Stop 7010
Washington, DC 20549

RE: SEC # 8-24054

Dear Sirs:

Enclosed please find the report of our independent registered public accounting firm, it was brought to our attention the one that we filed on page 14 with our financials for year end June, 2017 was worded incorrectly so we have enclosed a new copy for your files.

Sincerely,

Robert B. Clark
President



FRUCI
ASSOCIATES II

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Selkirk Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report – Schedule of Computation of Reserve Requirement of "Special reserve Bank Account for Exclusive Benefit of Customers" and Information of Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Selkirk Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Selkirk Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Selkirk Investments, Inc. stated that Selkirk Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Selkirk Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Selkirk Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, Washington
August 28, 2017